

TSX: NGD   NYSE American: NGD

NEW GOLD PUBLISHES 2024 SUSTAINABILITY REPORT

A Decade of Reporting on Sustainability Topics Critical to Communities, Stakeholders, and Our Business

June 4, 2025 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to announce the publication of its 2024 Sustainability Report. New Gold has published an annual Sustainability Report since 2015, reporting on the sustainability-related material topics that matter most to communities, stakeholders and our business. The 2024 Sustainability Report is available on New Gold's Sustainability Microsite, accessible through www.newgold.com.

"2024 was a significant year for New Gold and we see this reflected in our sustainability practices and performance," stated Patrick Godin, President and CEO. "Teamwork and collaboration by employees across the Company saw the creation of our refreshed Sustainability Strategy and renewed focus on our sustainability objectives. Across the organization, we continue to advance our environmental and social performance, driving value for New Gold, our stakeholders, and the communities where we operate."

"I'm incredibly proud of our team and the dedication they've shown throughout the year," added Sophie Bertrand, Senior Director of Sustainability. "This report is more than just numbers—it's a reflection of the care, innovation, and integrity our people bring to sustainability every day. I'm excited about the progress we've made and the path ahead."

New Gold's 2024 Sustainability Report was prepared in alignment with the Global Reporting Initiative (GRI) Standards, including the newly released GRI 14 Mining Sector supplement, the Sustainability Accounting Standards Board (SASB) Metals and Mining Standards, and the Mining Local Procurement Reporting Mechanism (LPRM).

2024 Sustainability Highlights

- Across operations, New Gold achieved a 7.8% reduction in Scope 1 and Scope 2 greenhouse gas emissions from 2023, with an overall reduction of 15% from New Gold's 2020 baseline year. These reductions were achieved through a range of conservation and reduction initiatives that are specific to each operation, including the use of battery electric production vehicles at New Afton and emissions tracking and mitigation practices at Rainy River.

- New Gold's total recordable injury frequency rate ("TRIFR") decreased from 0.80 in 2023 to 0.72 in 2024, achieving the lowest consolidated TRIFR in New Gold history. Since 2021, New Gold's TRIFR has decreased by 42%, exemplifying New Gold's safety-first culture and the commitment to the Courage to Care culture.

- Indigenous employees represent 24% of New Gold's workforce across operations. The Company is committed to engaging in ways that foster respectful relationships that are built on trust and acceptance and promote Indigenous cultural awareness .

- New Gold is proud of its strong commitment to local employment, helping to foster community prosperity — in 2024, 79% of the workforce at New Afton and 67% at Rainy River were hired locally.

- In 2024, New Gold invested over C$765,000 in local communities by supporting non-governmental agencies, charities and research institutions. This includes C$412,000 which was invested through New Gold's formalized Community Investment Program that strives to go beyond traditional philanthropic practices to create long-term social and community development in the communities where New Gold operates.



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About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President and Chief Strategy Officer
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com